January 16, 2006

Fax 202.845.1281
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Jennifer Gallagher

Re: U.S. Energy Corp.
Post-Effective Amendment No. 1 to Form S-1
Filed October 25, 2005
File No.333-115477

Form 10-K for the Fiscal Year Ended December 31, 2004
Filed April 15, 2005
File No. 0-06814

Form 10-Q for the Period Ended September 30, 2005
Filed November 14, 2005

Supplemental Information

Dear Ms. Gallagher:

We have reviewed the November 18, 2005 comment letter, and propose to make conforming changes in future periodic reports (beginning with the Form 10-K for the year ended December 31, 2005). We submit to you that while the subject disclosures in the periodic reports certainly need clarification and correction, those disclosures, taken alone, are not of sufficient gravity to warrant amending prior reports.

In addition, we propose to amend the Form S-1 only to clean up the inadvertent omissions of execution date and the prior audit firm consent, and other respects to update disclosures for the passage of time since the initial filing. If the staff does not concur with our position on future conforming changes in periodic reports, we will file amendments to those documents, then amend the S-1 as necessary. However, in that event, because the 2004 audited financial statements in the S-1 will go stale on February 14, 2006, we may withdraw the Form S-1 and file a Form S-3 (after the new Form 10-K for year ended December 31, 2005 has been filed) for the selling shareholders now identified in the Form S-1.

If needed, we would be pleased to arrange a conference call with the staff to further explain our proposed responses.

Securities and Exchange Commission
Division of Corporation Finance
Supplemental Information
January 16, 2006

Post-Effective Amendment No. 1 to Form S-1

Exhibits

1.	Please file consent from your predecessor accountant in an amendment to the Form S-1.

Response:

The consent of Grant Thornton, our predecessor independent accountant, was inadvertently omitted. If we file an amendment to the Form S-1, we will file the consent. In the meantime, if desired by the staff. we will file a short-form amendment to include the consent.

Signatures

2.	Please revise to specify the date your document was signed.

Response:

Thank you. The S-1 was signed on October 25, 2005, but the date was inadvertently omitted from the filing. If we file an amendment to the Form S-1, the execution date will be disclosed. In the meantime, if desired by the staff, we wil file a short-form amendment to include the original execution date.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page 56

Balance Sheets, page 60

3.
We note you present $2,599,000 and $2,726,600 as deferred gain on sale of asset on your consolidated balance sheets at December 31, 2004 and 2003. Similarly, we note you added an additional line item in your subsequent reports on Form 10-Q for the deferral of gain on the sale of Rocky Mountain Gas, Inc. at June 30 and September 30, 2005. Disclose the origin of these account balances in the applicable filings, including the terms under which they were generated, and the circumstances under which you will recognize the gain into income. Also disclose how each element of consideration was valued, and the manner by which you will account for changes in value until realization occurs. Please submit detailed computations of your gains, showing the amounts ascribed to each component, including book values of assets and liabilities relieved.

Response:

We reported $1,279,000 at December 31, 2004 and $1,295,700 at December 31, 2003 as deferred gain on the sale of assets. The dollar amounts stated in the comment are the forfeitable dollar amounts reported for the years ended December 31, 2004 and 2003. As the balance of this

Securities and Exchange Commission
Division of Corporation Finance
Supplemental Information
January 16, 2006

comment relates to deferred gain calculations, we are responding to the deferred gain on sale of asset line item.

In the Form 10-K for the year ended December 31, 2003, Note F-Mineral Claims Transactions, page 75 (Rocky Mountain Gas, second paragraph),we made the following disclosure on the deferred gain on the stock sale of Canyon Resources to Cactus Group LLC.

“On August 1, 2003, the Company sold all of the stock of Canyon Resources as a result of Plateau entering into a Stock Purchase Agreement to sell all the outstanding shares of Canyon Homesteads, Inc. ("Canyon") to The Cactus Group LLC, a newly formed Colorado limited liability company. The Cactus Group purchased all of the outstanding stock of Canyon for $3,470,000. Of that amount, $349,300 was paid in cash at closing and the balance of $3,120,700 is to be paid under the terms of a promissory note.

The sale did not qualify for gain recognition under the full accrual method. A gain of $1,295,700 was deferred and reported in the consolidated balance sheet at December 31, 2003. The sale will be recognized by the installment method as cash payments are received from the purchaser. An installment note receivable of $2,988,000 at December 31, 2003 will be reduced as payments are received.

Pursuant to the promissory note, the Company is to receive $5,000 per month for the months of November 2003 to March 2004 and $10,000 for the months of November 2004 to March 2005 and $24,000 per month for the months of April to October 2004 and $24,000 per month on a monthly basis after March of 2005 from The Cactus Group until August of 2008, at which time, a balloon payment of $2.8 million is due. The note is secured with all the assets of The Cactus Group and Canyon along with personal guarantees by the six principals of The Cactus Group. As additional consideration for the sale, the Company will also receive the first $210,000 in gross proceeds from the sale of either single family or mobile home lots in Ticaboo.”

The amount of the deferred gain at December 31, 2003 was calculated as follows:

Securities and Exchange Commission
Division of Corporation Finance
Supplemental Information
January 16, 2006

Gross Proceeds	$3,470,000
Net Value of Assets
& Liabilities	(1,803,800)
Commission on Sale	(165,000)
Amount due Cactus	(48,800)
Subtotal	$1,452,400
Deferred Gain	(1,295,700)
Net Gain	$156,700

The sale of Canyon Resources was accounted for under FAS-66 as a Real Estate Installment Sale. The basis for the accounting was that all of the assets owned by Canyon Resources were real estate. The assets consisted of a motel, a restaurant, a convenience store, a boat storage facility and a town site with electrical, curb and gutter, and water and sewer improvements. The amount of the sale deferred was calculated by using the total sales price of $3,470,000 as the denominator and the actual amount of cash received by the Company from the sale of $349,300 as the numerator, which yielded 10%. Using this logic, only 10%, allowing for rounding, of the total gain from the sale was therefore recognized during the year ended December 31, 2003 with the balance being deferred until actually realized.

Although the disclosure was shortened on the Form 10-K for the year ended December 31, 2004, the primary components of the transaction are disclosed in Note F, page 82. None of the details of the transaction have changed since the date of the transaction. During the year ended December 31, 2004 the amount of the deferred gain was reduced by $16,700 from the amount of deferred gain reported at December 31, 2003. The reduction of the gain is consistent with the disclosure made at December 31, 2003.

The second part of the comment refers to the deferred gain on the sale of RMG. The sale of RMG is described in footnote 6, page 10, MD&A pages 18, 19 and 25 for the quarter ended June 30, 2005. Although the transaction is described in these areas of the 10-Q, the deferred gain on the sale of RMG is not specifically identified.

The deferred gain on the sale of RMG is the difference between the net present value of the Enterra US Acquisitions Inc. shares, using a 10% discount rate that the Company and Crested received as consideration for the sale. The Company and Crested received a total of 682,345 shares of Acquisitions; the shares must be held for one year from June 1, 2005. Thereafter, the shares automatically convert on a one for one basis into units in Enterra, which will then be saleable on the Toronto Stock Exchange.

The Acquisitions shares had a value of $19.00 per share (a total of $12,964,555). Using a 10% discount factor, the shares have a net present value of $11,785,959. The $1,178,596 difference between the value of the Acquisitions shares and the net present value was recorded as a deferred gain on the sale of RMG due to the uncertainty of what the value will be on June 1, 2006. This discount is appropriate; we will recognize the additional gain or loss when the shares are ultimately sold.

Securities and Exchange Commission
Division of Corporation Finance
Supplemental Information
January 16, 2006

Value of Acquisition Shares 682,345 @ $19	$12,964,600
Net Present Value of Shares	(11,786,000)
Deferred Gain	$1,178,600

We propose to make additional disclosure in the Form 10-K for the year ended December 31, 2005. We do not believe that the omission of this disclosure in the Form 10-Q requires an amendment to the Form 10-Q.

Note B-Summary of Significant Accounting Policies, page 71

Revenue Recognition, page 74

4.
In your disclosure you state management fees are for operating and overseeing coalbed methane production and oil production on the Fort Peck Reservation in Montana. It is our understanding that you do not hold an interest in this property. However, on page 49 you do state that management fee revenues increased in 2004 due to your acquisition of producing gas properties. Tell us the extent to which you have reported as revenue fees paid to you for operating properties in which you hold an interest. Please understand that any such management and service fees should be recorded as reimbursements of costs, offsetting the costs that were specifically incurred to provide the services, with any excess of fees over costs credited to the full cost pool, to comply with Rule 4-10(c)(6)(iii) and (iv) of Regulation S-X. Please revise your policy disclosure to describe your accounting for management fees and to include the amount of such fees that were credited to the full cost pool for each period presented. If you believe the amounts do not warrant disclosure due to immateriality, you may provide this information on a supplemental basis.

Response:

The breakdown of the management fees line item for the year ended December 31, 2004 is:

Management Fees RMG	$796,300
Oil Sales	143,800
UPC payments	175,000
N/R Employee - Reserved	47,300
Miscellaneous	17,500
Total Reported	$1,179,900

The management fee revenues from the sale of oil in Montana is correctly reported as management fees as we do not own the oil, but receive a fee from the Assiniboine Sioux tribes as the oil is produced. The revenues from UPC, notes receivable from employees and miscellaneous should be classified as “Other Revenues.” We propose that in future 1934 Act filings; we change the description to “Management Fees and Other.”

Securities and Exchange Commission
Division of Corporation Finance
Supplemental Information
January 16, 2006

The fees for managing the RMG wells for RMG are recognized on wells in which RMG owned an interest. RMG’s portion of the operating costs of these wells exceeded the revenue recognized by the Company in its consolidated financial statements. As there is no excess revenue to credit against the full cost pool, the balance sheet and net earnings as well as earnings per share do not change by a reclassification. Lastly, all operations of RMG are now reported as discontinued operations, which we submit resolves any forward looking issues of reporting of the fee revenues. Therefore, with respect to this comment, we propose that no amendments to prior 1934 Act filings be made.

Form 10-Q for the Period Ended September 30, 2005

Statements of Cash Flows, page 7

5.
We note that you present cash flows used/received in the development of mining claims as a component of cash flows from investing activities. Please note the determination of proven and probable reserves, as defined by Industry Guide 7, is generally required prior to the capitalization of mine development costs. Therefore, we ordinarily expect costs relating to the exploration or development and all related cash flows to be reported as operating activities in the Statements of Cash Flows. Explain to us the nature of the activities associated with the costs reflected in this line item, and tell why you believe these cash flows are appropriately classified as investing activities.

Response:

The funds expended during the six months ended June 30, 2005 were for the acquisition of uranium properties through acquisition and staking activities. The acquisition costs have been properly capitalized. The line item on the Cash Flow Statements therefore should have read “Acquisition of Mining Claims.” We propose to change the line item caption in future filings to properly describe the activities. We do not believe that an amendment to the subject Form 10-Q is necessary.

Note 5, page 10

6.
We note you have reported the sale of Rocky Mountain Gas, Inc. (RMG) as a discontinued operation. Please comply fully with the reporting and disclosure requirements outlined in paragraphs 41 through 48 of SFAS 144.

Response:

We believe that the net earnings are not affected by the disclosure requirements of paragraphs 41 through 48 of SFAS 144. The sale of RMG to Enterra is disclosed in footnote 6. We will update the footnote in future filings to disclose the amount of assets sold, pursuant to paragraph 47 of SFAS 144. We believe that all other components of SFAS 144 have been complied with, and that an amendment to the subject Form 10-Q is not necessary.

Securities and Exchange Commission
Division of Corporation Finance
Supplemental Information
January 16, 2006

Form 10-Q for the Period Ended September 30, 2005

Note 6, page 11

7.
We note your disclosure indicating that you received $500,000 cash from Enterra as consideration for the sale of RMG on June 1, 2005. However, on page 18 of your second quarter report on Form 10-Q, you state that you did not receive any cash from the sale of RMG during the six months ended June 30, 2005. Finally, in the Statement of Cash Flows in your two most recent interim reports on Form 10-Q, you report cash outflows of $881,800 related to this sale. Please reconcile these differences for us and clarify within your disclosure the cash received and/or expended in consummating the transaction.

Response:

The Company received $500,000 cash from Enterra during the quarter ended March 31, 2005. The statement in the Form 10-Q for the six months ended June 30, 2005 on page 18 should have read, “The Company did not receive any cash during the three months ended June 30, 2005.” Notwithstanding the typographical error, we believe there is ample other correct disclosure showing receipt of the $500,000 in cash:

(1) page 18 of the Form 10-Q for the three months ended March 31, 2005, and for the Form 10-Q for the quarter ended June 30, 2005;

(2) footnote 6, page 10;,

(3) page 18, second paragraph; and

(4) page 25, last paragraph.

We will be sure to correct the typographical error in future filings.

The reporting on the Statement of Cash Flows of $881,800 outflows related to the sale of RMG to Enterra. RMG cash balances in this amount were transferred to Enterra at the close of the purchase.

Management’s Discussion and Analysis, page 18

Capital Resources, page 22

Joint Venture with Uranium Power Corp., page 22

8.
We note that you entered into an agreement in 2004 to sell a 50% undivided interest in certain properties to Uranium Power Corp. (UPC), and in 2005 you entered into a joint venture with UPC to explore, develop and mine these properties. Disclose how you are accounting for the joint venture. In addition, tell us why you classified consideration received from UPC as

Securities and Exchange Commission
Division of Corporation Finance
Supplemental Information
January 16, 2006

Management fees, as this caption does not appear to depict the underlying origin of these amounts.
Response:

The Company entered into a Purchase and Sales Agreement with Bell Coast Capital Corp. (now UPC) on December 8, 2004. The closing for the agreement requires UPC to make all its agreed payments on or before December 29, 2007. The payment schedule is disclosed in MD&A, page 20, of the Form 10-Q for June 30, 2005. In the event that UPC defaults on its contractual agreements, it forfeits and loses any and all interest it otherwise would have acquired in the properties. In the alternative, if UPC either timely or on an accelerated basis makes all payments by December 29, 2007, the Company will convey a 50% undivided interest in the uranium properties covered by the agreement and UPC and those properties will be held by a company-UPC joint venture.

As the transaction has not yet closed there is no joint venture and no interest in the properties has been transferred to UPC. Therefore, we record the payments as revenue when received, because there is no book basis in the properties.

Securities and Exchange Commission
Division of Corporation Finance
Supplemental Information
January 16, 2006

We submit that this is the proper treatment of the transaction. We believe that an amendment to the subject Form 10-Q is not necessary, and propose to make more detailed disclosure in future 1934 Act filings.

We look forward to hearing from you at your earliest convenience. In the event that you would like us to arrange a conference call please call either myself or Steve Rounds, SEC Counsel at (303) 377-6997. We will have Mr. Rounds and Mark Weber, our Independent Accountant from Epstein Weber & Conover. PLC on the phone. Thank you.

Sincerely,

/S/ Robert Scott Lorimer
U.S. Energy Corp.
Robert Scott Lorimer,
CFO/V.P. Finance

Cc..     Steve Rounds
Mark Weber
Daniel P. Svilar - General Counsel
Keith G. Larsen - CEO and Chairman
Mark J. Larsen - President and COO